June 29, 2006

Mail Stop 4561

Ms. Sian Herbert-Jones
Chief Financial Officer
Sodexho Alliance, SA
3, avenue Newton
78180 Montigny – le – Bretonneux
France

>   **Re: Sodexho Alliance, SA**
>   **Form 20-F for the year ended August 31, 2005**
>   **Filed 2/24/06**
>   **File No. 1-31274**

Dear Ms. Herbert-Jones:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to the Consolidated Financial Statements

Note 1. Significant Accounting Policies and Related Financial Information

Earnings per Share, page F-7

1.   We note that for fiscal years 2005 and 2004 earnings per share and diluted
        earnings per share was the same amount, despite 5,996,468 and 5,669,293 options
        outstanding on August 31, 2005 and 2004, respectively. Please advise us why
        these options have been excluded from the calculation of diluted earnings per
        share as determined under French GAAP and US GAAP. We may have further
        comment.

Exhibit 12

2.   The certifications filed as Exhibit 12.1 and 12.2 to your Form 20-F are not in the
        proper form. The required certifications must be in the exact form prescribed; the
        wording of the required certifications may not be changed in any respect. Certain
        portions of the certifications relating to internal control over financial reporting
        may be omitted as stated in Section III.E of SEC Release No. 33-8238.
        Accordingly, please file an amendment to your Form 20-F that includes the entire
        filing together with the certification of your current CEO and CFO in the form
        currently set forth in paragraph 12 of Instructions as to Exhibits of Form 20-F. In
        addition, please remove reference to the title of the certifying officer in the first
        line as the certifications are required to be made in a personal capacity.

                                    *   *   *   *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Beshears at (202) 551-3429 or me at (202) 551-3780 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant